CARL ZEISS MEDITEC

RECEIVED
2004 NOV -3 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045889

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

SUPPL

Our ref.: JB/Mtr

Date: 2004-10-22

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Type of document	Date of release
Press release	2004-10-19
Ad hoc press release	2004-10-21
Press release	2004-10-21

Best regards

Carl Zeiss Meditec AG

i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

11/3

CARL ZEISS MEDITEC

Carl Zeiss Meditec wins award for successful growth

Carl Zeiss Meditec one of the 50 fastest growing technology companies in Germany – Company presented with Deloitte & Touche *"Technology Fast 50"* award

(Jena, 19 October 2004) Carl Zeiss Meditec AG, the leading provider of ophthalmic systems, is one of the 50 most successful and fastest growing technology companies in Germany. The company, which is listed at the Prime Standard on the Deutsche Börse, was awarded for its 14th position in the "Technology Fast 50" competition organised by Deloitte & Touche last week in Hamburg.

For several years now the auditors Deloitte & Touche have been presenting awards to the 50 fastest growing companies in numerous countries in their "Technology Fast 50" competition. The awards serve to honour the exceptional entrepreneurial achievements of high-growth companies in the technology sectors of life sciences, communication and IT.

"This award for being a successful, high-growth company is yet further proof of our success to date and is the result of the efforts of our well-motivated team. Which is why we would like to express our gratitude to all our employees," said Ulrich Krauss, Chairman of the Board of Carl Zeiss Meditec AG. "Our global presence and our customer orientation will continue to be the basis of our success in the future, as will our high degree of innovation and strong technology position."

The first "Technology Fast 50" competition was organised in the USA in 1995. The programme has been continually expanded ever since as a result of the great interest and the large number of participants and is currently held in eleven countries.

Since 1997 regional "Technology Fast 500" awards have also been presented alongside the national "Technology Fast 50". The purpose of the regional "Technology Fast 500" awards is to honour the 500 fastest growing

Press Release

ZEISS CARL ZEISS MEDITEC

companies within a particular region (North America, Europe and Asia/Pacific). In the USA and other countries a "Technology Fast 50" or "Fast 500" award has come to be regarded as a quality stamp and a recognised competition factor for corporate success.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec to acquire Laser Diagnostic Technologies

Acquisition complements product portfolio and makes Carl Zeiss Meditec the undisputed market leader in the growth market of glaucoma diagnosis and management

Dublin, CA - Jena, Germany, October 21, 2004 – Carl Zeiss Meditec, Inc. and Laser Diagnostic Technologies, Inc. (LDT), based in San Diego, Calif., today announced that they have signed a definitive agreement for Carl Zeiss Meditec's acquisition of LDT yesterday evening. LDT invented and commercialized a new standard for glaucoma detection with its proprietary ocular nerve fiber measurement instrument. Worldwide sales of approximately USD 20 million with a break-even operating result are expected.

The transaction is expected to close in approximately 30-45 days, pending the requisite company and shareholder approvals. Further details of the agreement were not yet disclosed.

"Carl Zeiss Meditec is committed to providing innovative and technologically superior eye care solutions that improve patient care and enhance clinicians' practices across the full spectrum of ophthalmic disease states," said Jim Taylor, President and CEO of Carl Zeiss Meditec, Inc. "This acquisition is another important milestone of our growth strategy. It will further strengthen our technology portfolio and undisputed leadership in the growing market of glaucoma diagnosis and management. Looking forward, we will continue our aggressive growth through pursuit of both internal and external potentials. "

LDT President and CEO John Moore noted that this deal is a reflection of the successful evolution of the company's GDx technology . "We are pleased by the response of our customers to these recent advances, and this enthusiastic acceptance validates the hard work of our entire LDT team. We expect ongoing adoption and utilization of this technology, especially with the support and capabilities of the Carl Zeiss Meditec

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release